October 3, 2024

Howard Marks
Chief Executive Officer
StartEngine Crowdfunding, Inc.
4100 West Alameda Avenue, 3rd Floor
Burbank, CA 91505

       Re: StartEngine Crowdfunding, Inc.
           Offering Statement on Form 1-A
           Filed September 17, 2024
           File No. 024-12506
Dear Howard Marks:

       We have reviewed your offering statement and have the following comments.

         Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Offering Statement on Form 1-A
Cover page

1. Please revise your filing here, and where appropriate, to disclose how much in actual proceeds you are getting from this offering, disclose how much money the selling security holder is offering their shares for, and explain why the selling shareholder's proceeds are presented in the tabular disclosure on the cover page as $0.25, or advise. Further, we note your disclosure, on page 16, that the selling stockholders will participate on a pro rata basis at each closing. Please clarify the presentation on the cover page, which seems to indicate that the selling shareholders will only receive $0.25 per share of the $1.25 offering price or advise. As such, please also clarify the price per share offered by the company, as well as the price per share offered by the selling shareholders.
Risk Factors
We are a relatively early stage company and have not yet generated any yearly profits., page 5

2. Please revise your offering statement throughout to accurately reflect the company's status. For example, please remove references to you being an early-stage business or
 October 3, 2024
Page 2

       advise.
Plan of Distribution and Selling Stockholders, page 15

3. Please revise to disclose how quickly bonus shares are issued to investors once the conditions described on page 15 have been met. For instance, clarify if bonus shares are issued at the same time as the shares of common stock the investors are purchasing.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       Please contact Aisha Adegbuyi at 202-551-8754 or Susan Block at 202-551-3210 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Finance
cc:   Jamie Ostrow, Esq.